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                                                                       Exhibit 5

              Extract from a Minutes of a Meeting of the Board of
                 Directors of Rada Electronic Industries Ltd.

Held on February 27, 1999, at the offices of the Company in Herzliya-Pitvach

Present by person: Mr. Herzle Bodinger (Chairman), Mr. Eles Dobronsky and
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Ms. Hadas Barnoy Tsror, Secretary.

Attending via the phone: Mr. Roy K.C. Chan and Mr. Adrian Berg.
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Mr. Bodinger: Last week we sent five of our investors a request to subscribe for up to 3,400,000 Ordinary Shares 0.02 NIS each of the Company. All the five responded, and based on the prices they offered, we bring for your approval the following proposal:

Proposed: that the Company issues 3,400,000 Ordinary Shares at a price of $0.63 per share each, and that such shares would be divided as follows:

Howard Yeung                                 2,691,270
Chayim Hershkovitz                             250,000
The Shaar Fund Ltd                             200,000
Mark Segal                                     158,730
Ivor Wolfson                                   100,000

Mr. Bodinger brought the matter for a vote, Mr. Chan and Mr. Berg who were appointed as representative of Horsham Enterprises Ltd. (the shares of which are held by Mr. Howard Yeung) did not participate in the voting, Mr. Bodinger and Mr. Dobronsky voted for the proposal.

Resolved: To issue the five investors listed above the number of shares listed by each investor's name, at a price of $0.63 per share, and for a total consideration of $2,142,000.



                                                           /s/Hadas Barnoy Tsror
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                                                           Hadas Barnoy Tsror
                                                           Secretary